OMB APPROVAL
OMB Number: 3235-0116
Expires: March 31, 2014
Estimated average burden
Hours per response: 8.7

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITES EXCHANGE ACT OF 1934

For the month of August, 2011

Commission File Number 001-28980

ROYAL STANDARD MINERALS INC.

(Translation of registrant's name into English)

3258 MOB NECK ROAD, HEATHSVILLE, VIRGINIA 22473

(Address of principal executive offices)

Indicated by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.           Form 20-F  X       Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Standard Minerals Inc.
(Registrant)

Date: August 12, 2011

By \S\ Roland M. Larsen
President & CEO

SEC1815 (04-09)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMP control number.

Royal Standard Minerals, Inc. (RYSMF) Advances Its Goldwedge Property for
Near-Term Gold Production

MANHATTAN, NV-- Aug 12, 2011- Royal Standard Minerals Inc. (OTCBB: RYSMF) announces that it has made substantial progress at its Goldwedge Property, Nye County, Nevada, with the purchase of a "new" ball mill, current construction of the concrete foundation and piers. Management plans to have the ball mill installed on the foundation by the end of August 2011. After the testing and completion of the new mill components, management expects the mill to be fully operational by end of September 2011.

Additionally, The Company is constructing a "Rapid Infiltration Basin" (RIB) that will be part of the mine dewatering program, and is expected to be near completion by the end of August 2011. Underground remedial work, in decline 'A' is progressing with the re-bolting and clean-up in preparation for continuing the underground development. This work has included plans for the construction of a secondary escape and major adjustments to the underground ventilation system on the property. Plans are being made to start underground drilling and development programs. The program is progressing on schedule, with most of the current work program expected to be completed by the end of September 2011.

Further, the Company announces the resignation of J. Alan Ringler as CFO, effective as of June 17, 2011. The Company is pleased to announce that the position has been filled by Mr. Ike Makrimichalos. Mr. Makrimichalos is a CA and LPA with a BA from the University of Toronto, with 27 years experience as a Senior-Audit and Assurance Manager with Deloitte & Touche LLP, and recently as Controller for a public company. We believe that he is well suited as RYSMF's part-time CFO. As the duties increase we may expand his function to a full-time position.

RYSMF is a natural resource exploration and development company. Visit our website at www.royalstandardminerals.com.

For further information about this release contact Mr. Rich Kaiser, Investor Relations, 800-631-8127.

Royal Standard Minerals cautions that statements made in press release and other forward looking statements made on behalf of the Company may be affected by such other factors including, but not limited to, volatility of mineral prices, product demand, market competition, imprecision of mineral estimates, and other risks detailed herein and from time to time in the Securities and Exchange Commission filings of the Company.

  Contact: Rich Kaiser
  Investor relations
  757-306-6090